SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

BBR ALO FUND, LLC

(Name of Issuer)

BBR ALO FUND, LLC

(Name of Person(s) Filing Statement)

Shares of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Matthew Shapiro

c/o BBR Partners, LLC

55 East 52nd Street, 18th Floor

New York, New York 10055

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nicole M. Runyan, Esq.
Brad A. Green, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) filed by BBR ALO Fund, LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $50,000,000 of shares of limited liability company interests of the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at the end of the day on June 16, 2022, at 12:00 midnight, New York time.

2. $53,297,687 of Shares were validly tendered and not withdrawn prior to the expiration of the Offer. All of those Shares were accepted for purchase by the Fund pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended, and paid for by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BBR ALO FUND, LLC
By:	/s/ Barry M. Klayman
Name:	Barry M. Klayman
Title:	Principal Executive Officer

September 29, 2022

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